EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to July 5, 2022
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June 6, 2022	Transaction in Own Shares
June 8, 2022	Transaction in Own Shares
June 9, 2022	Transaction in Own Shares
June 10, 2022	Transaction in Own Shares
June 13, 2022	Transaction in Own Shares
June 14, 2022	Transaction in Own Shares
June 15, 2022	Transaction in Own Shares
June 16, 2022	Transaction in Own Shares
June 17, 2022	Transaction in Own Shares
June 20, 2022	Transaction in Own Shares
June 21, 2022	Transaction in Own Shares
June 22, 2022	Transaction in Own Shares
June 23, 2022	Transaction in Own Shares
June 28, 2022	Transaction in Own Shares
July 5, 2022	Transaction in Own Shares